EXHIBIT 4(kk)

Strictly Private and Confidential

Mr Lee Chi Hong Robert
S/N 00839738
Present

16 September 2002

Dear Robert

Further to our employment letter dated 5 July 2002, we would like to provide you with an update / supplementary information on certain terms and conditions set out in the letter :-

1.              Position

(a)          You employer is PCCW Properties (HK) Limited ("the Company") and you are appointed as the Executive Director of PCCW Limited on 5 September 2002.

(b)            Your title is Chairman, PCCW Infrastructure.

2.              Commencement Date

The date of your commencement of employment is 19 August 2002.

3.              Wages

The wages of HK$8 million per year is composed of the following items :-

Monthly Basic salary :                 HK$466,000
Monthly Housing Benefits :       HK$200,667

4.              Shares

The transfer of 4,954,000 PCCW shares equivalent to HK$7.5 million to you and your spouse (as joint owners) has been executed on 9 September 2002. The price used for the share transfer was HK$1.514 per share which was the average closing market price of PCCW shares between 12 August 2002 and 16 August 2002, being the five days prior to your commencement date. The three-year lock up period is effective from 19 August 2002 to 18 August 2005 inclusive, during which you and your spouse may not transfer, sell, mortgage or otherwise dispose of the shares or any interest therein or enter into any option, futures contract, or derivative transactions in respect of or related to any of such shares or such interest therein.

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PCCW Limited                www.pccw.com
PO Box 9896 GPO Hong Kong     Tel  +852 2888 2888     Fax  +852 2877 8877

5.              Sign-on Bonus

A sign-on Bonus of HK$7.5 million was deposited to your designated bank account on 26 July 2002.

6.              Directors' Fee

During the term of your employment with the Company, you may be requested by the Company to act as directors of any company or companies within Pacific Century Group. You agree to take up the directorship, and resign from such, as may be required by the Company. You agree and understand that you are not entitled to any directors' fees or remuneration for acting in such positions. All directors' fees or directors' remuneration of whatsoever nature received by you from any company within the Pacific Century Group shall be returned forthwith to the Company.

7.              Annual Leave Entitlement

You are entitled to 22 working days' leave with pay each year. A working day for this purpose excludes Saturdays, Sundays and Public Holidays. Holiday entitlement not used in any one year is not transferable to the next year. There will be no payment in lieu of any unused leave.

Your prorated annual leave entitlement from 19 August 2002 to 31 December 2002 is 9 days.

Termination pay in lieu of accrued holiday not taken prior to the date of leaving is calculated up to the last day of service from 1 January in the year in which service is terminated. If your leave taken is more than you have accrued at the date of leaving, the Company will deduct the excess holiday pay from any salary due on termination. Pay for this purpose means basic salary and housing benefits, excluding commission or bonus.

If you spend a certain amount of your leave time visiting company connections in places where you spend your leave, time spent on such calls cannot be 'deducted' from the duration of leave. This is considered a normal practice with the Company.

8.              PCCW Medical Scheme

You are eligible for Class 8 medical benefits which is the highest level of benefits available only to senior executives of the Company.

Should you cease to be employed by the Company, you must return the medical card(s) to the Human Resources Department on or before your last day of service.

9.             PCCW Provident Fund Scheme

You have chosen to join the PCCW Provident Fund Scheme and the employer contribution is 12% of your monthly basic salary.

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10.             Club Membership

You are provided with a membership at the Aberdeen Marina Club.

All other terms and conditions as stipulated in the employment letter will continue in effect.

If you have any questions on any aspect of this letter, please do not hesitate to contact me or Amy Chau for clarification.

Please signify your acceptance to the above by signing and returning the duplicate of this letter.

Yours sincerely

I confirm acceptance of the above

H K Siu
Executive Vice President
Group Human Resources	Lee Chi Hong Robert

Dated :

PCCW Page 1

PRIVATE & CONFIDENTIAL

5th July 2002

Mr Robert Lee
144, Cedar Drive
Red Hill
TaiTam
Hong Kong

We are pleased to offer you employment on the terms and conditions set out in this letter.

1.               Position

(a)           You will be employed by PCCW Services Limited which is a wholly owned subsidiary of Pacific Century CyberWorks Limited ("PCCW"). You will be appointed an executive director of PCCW on or shortly after the Commencement Date (see below).

(b)          Your title will be Chairman of the holding company of PCCW's Infrastructure and Real Estate interests ("Property Group"). It is anticipated that the reorganisation of the Property Group under a new holding company, which initially will be a wholly owned subsidiary of PCCW, will be completed as soon as practical.

(c)         You will have responsibility for managing the business of PCCW's Property Group, with particular responsibility for the sale of residential units in the CyberPort, being the property development located on approximately 24 hectares at Telegraph Bay on the South West of Hong Kong Island.

(d)          You will report directly to the Chairman and Chief Executive Officer of PCCW.

2.               Commencement Date

15th September 2002, or as may otherwise be agreed between us.

3.               Wages

                  You will be paid HK$8 million per year to be apportioned between housing and other allowances as agreed, which will be payable monthly in arrears.

PCCW Limited                www.pccw.com
PO Box 9896 GPO Hong Kong     Tel  +852 2888 2888     Fax  +852 2877 8877

PCCW

4.              Shares

(a)            On or shortly after the Commencement Date PCCW will procure that Mr. Richard Li will transfer to you at no cost to you and in consideration for your taking up employment on the terms of this letter such number of shares in PCCW as shall be calculated by dividing HK$7.5 million by the average market price of PCCW shares in the 5 days prior to the Commencement Date.

(b)          The shares transferred to you will be subject to a "lock up" period of three years from the Date of Commencement during which you may not transfer, sell, mortgage or otherwise dispose of the shares or any interest therein or enter into any option, futures contract, or derivative transactions in respect of or related to any of such shares or your interest therein.

5.              Incentive Bonus

You will be entitled to receive a one-off incentive bonus which will be calculated as follows: one percent (as certified by PCCW's auditors, such certification to be final and binding) of the Surplus Proceeds from the sale of residential units and car parks in the Residential Portion of the CyberPort attributable to PCCW (as certified by PCCW's auditors, such certification to be final and binding) such determination to be made in accordance with the terms and conditions of the Project Agreement relating to the CyberPort Project at Telegraph Bay, Pokfulam dated 17th May 2000. The one-off bonus will be calculated and paid after the Surplus Proceeds have been calculated finally and attributed to PCCW in accordance with the terms and conditions of the Project Agreement.

6.              Car Allowance

                 You will be provided with a company car and a driver.

7.               Directors' Fee

                During your employment with PCCW, all directors' fees or directors' remuneration of whatsoever nature received by you from any company within the PCCW Group shall be paid back to PCCW.

8.               Hours of Work

(a)            Your normal working hours will be from 9:00 a.m. to 6:00 p.m., Monday to Friday, with one hour lunch break.

(b)            It may be necessary to work additional hours, including Saturdays, Sundays and Public Holidays for which overtime is not paid.

9.              Holidays

                 You will be entitled to statutory holidays and public holidays in Hong Kong.

PCCW

10.            Annual Leave Entitlement

(a)          You are entitled to 20 working days' paid leave each year. A working day for this purpose excludes Saturdays, Sundays and Public Holidays. There will be no payment in lieu of any unused leave.

(b)            If you join part-way through a calendar year, your annual leave will be calculated on a pro-rata basis.

(c)           Wages in lieu of accrued leave not taken prior to the date of termination are calculated up to the last day of service from 1 January in the year in which service is terminated. If your leave taken is more than you have accrued at the date of termination, PCCW will deduct the excess leave pay from any salary due on termination. Pay for this purpose means basic salary and housing (if any), excluding commission or bonus.

(d)           If you spend a certain amount of your leave time visiting PCCW connections in places where you spend your leave, time spent on such calls cannot be 'deducted' from the duration of leave. This is considered a normal practice within PCCW.

11.             PCCW Medical Scheme

(a)            You and your spouse and children are provided with hospitalisation assistance benefits and a clinical expenses scheme, up to the limits specified in the attached medical leaflet. You are eligible for [Band 5 benefits].

(b)            Should you cease to be employed by PCCW, you must return the medical card(s) to the Human Resources Department upon termination.

12.             PCCW Provident Fund Scheme

(a)           You are entitled to participate in either the PCCW's Provident Fund Scheme, a non-contributory scheme with the Group contributing an equivalent of [ ]% of your basic monthly salary, or the statutory Mandatory Provident Fund Scheme.

(b)         Full details of your benefits under the Schemes are provided in the Scheme Rules which form part of your terms and conditions of employment. In all cases, any interpretation or clarification of the rules should be made in accordance with the Provident Fund or Mandatory Provident Fund Policy.

13.            Club Membership

You will be provided with a club membership at the choice of PCCW. PCCW will pay for the related club membership entrance fees and subscription fees.

PCCW

14.           Business Travel

                 For business travel, you are entitled to travel business class except for flights with a duration of less than three hours which will be made economy class.

15.            Termination of Employment

(a)             It is anticipated that your employment with PCCW will be for a period of not less than 3 years.

(b)         Subject to the above, you will be engaged under a continuous contract, which may be terminated by either party giving to the other six months notice in writing or six months' basic salary and housing in lieu thereof. This period of notice can commence from any day.

(c)         Should you (i) be guilty of fraud, dishonesty or serious misconduct or (ii) commit a serious or persistent breach or neglect of your duties hereunder or (iii) refuse or neglect to comply with any reasonable and lawful order given to you by the Company or (iv) be guilty of misconduct inconsistent with the due and faithful discharge of your duties, PCCW shall be entitled to terminate this Agreement forthwith without notice or payment in lieu thereof. PCCW shall also be entitled to so terminate this Agreement on any other ground on which an employer would be entitled to terminate an employee's contract without notice at common law.

(d)         Upon termination of employment, you will immediately transfer and deliver to PCCW all papers, documents, notes, memoranda, records and writings belonging to PCCW or its subsidiaries, holding or associated companies which you may have in your possession or control by reason of your position in PCCW in any way relating to the business of PCCW or its subsidiaries, holding or associated companies or to the business of the clients of PCCW and its subsidiaries, holding or associated companies together with all extracts or copies thereof.

(e)          If notice of termination of your employment is given by you or PCCW, you ' will resign immediately from all directorships and any other offices appointed by or held at the request of PCCW or any of its subsidiaries of affiliates.

16.             Expenses

(a)           PCCW will reimburse authorised expenses incurred on PCCW business. A guiding principle in settling expenses is that there should neither be loss nor benefit financially as a result of any reasonable expense incurred on PCCW business.

(b)            Claims for expenses must be approved by PCCW. No employee is entitled to authorise his own expenses.

PCCW

17.             Employment

(a)           You will not (without the prior written consent of PCCW or such of its subsidiaries, holding or associated companies) during your employment, directly or indirectly be engaged in, or provide services to any other person, company, business entity whatsoever (whether as an employee, officer, director, agent, shareholder, if such shareholding is more than 5% of a company, partner, consultant or otherwise) it being the intention of PCCW or such of its subsidiaries, holding or associated companies that you will devote your time and attention to the service of PCCW or such of its subsidiaries, holding or associated companies.

(b)         As PCCW or such of its subsidiaries, holding or associated companies may have interests and business dealings overseas, in the performance of your duties of employment with PCCW or such of its subsidiaries, holding or associated companies, PCCW shall be entitled to require you from time to time to work overseas.

18.             Representation of Employee

You represent and warrant that you are not bound by or subject to any court order, agreement, arrangement or undertaking (including, but without limitation, any non-competition or non-solicitation undertakings) which may in any way restrict or prohibit you from entering into this contract of employment or from performing your duties and providing services under this contract of employment on the same terms and conditions.

19.            Disclosure of Information and Conflict of Interest

(a)          Within seven days from the commencement of your employment, and thereafter once in every six months during the term of your employment, you are required to disclose to PCCW in writing full details of any interest you have (whether legally or beneficially or through any agent and including any interest in any share or loan capital or other securities) in any company or other commercial entity or body corporate or unincorporate ("Interest"). For the purposes of disclosure you shall be taken to be interested in and required to disclose any Interest of your spouse, children under 21 years of age or any corporation which acts, or the directors of which are accustomed to act, in accordance with your directions or instructions or in respect of which you are entitled to exercise or control the exercise of one-quarter or more of the voting powers at general meetings of that corporation. Whether any Interest so disclosed is in a company or other commercial entity or body corporate or unincorporate, you shall disclose, so far as you are aware having made all reasonable enquiries, all Interests of such other company or other commercial entity or body corporate or unincorporate.

(b)         If required at any time by PCCW, you shall dispose of, or shall procure your spouse or children under 21 years of age as the case may be to dispose of, any Interest disclosed or required to be disclosed to PCCW. In addition, without altering your duty to make the necessary disclosure, you shall be required to

PCCW

dispose of any Interest which you bona fide hold as an investment of a personal nature if such Interest is in conflict with the business or affairs of PCCW or it subsidiaries, holding or associated companies or any company that forms part of the Pacific Century Group.

(c)          Furthermore, you shall promptly disclose to PCCW all information or material which at any time shall have come to your knowledge or into your possession which may be used by PCCW or its subsidiaries, holding or associated companies or any company that forms part of the Pacific Century Group for the carrying on or development of its or their existing businesses or the development of a new business.

(d)          Without prejudice to any other provisions of this letter, you agree to declare any of your business in conflict with the business or activities of PCCW or such of its subsidiaries, holding or associated companies, at the date hereof or in which you may subsequently become involved in reasonable detail to PCCW or such of its subsidiaries, holding or associated companies.

20.            Non-Competition

You acknowledge that during the course of your employment with PCCW, you will become familiar with PCCW's trade secrets and with other confidential information concerning PCCW and its subsidiaries, holding or associated companies or any company that forms part of the PCCW Group and that your services will be of a special, unique and extraordinary value to PCCW. You agree that during the Term hereof and for six months thereafter, you shall not directly or indirectly own, manage, control, participate in, consult with, render services for, or engage in any business competing with the businesses of PCCW or its subsidiaries, holding or associated companies. For the purposes of this Agreement, the "businesses of PCCW" includes without limitation any potential business being considered or developed by PCCW or any of its subsidiaries, holding or associated companies.

21.            Non-Solicitation of Customers

You hereby covenant and undertake that for a period of 12 months after termination of this agreement for whatever reason you will refrain whether on your own account or on the account of any future employer, partner or associate from soliciting or otherwise approaching any party who is or has been during the 12 months preceding the date of termination of this agreement a client or customer in Hong Kong of any company in the PCCW Group.

22.           Non-Dealing with Customers

You hereby covenant and undertake for a period of 12 months after termination of this agreement for whatever reason that you will refrain whether on your own account or on the account of any future employer, partner or associate from dealing with or otherwise having business dealings with any party who is or has been during the 12 months preceding the date of termination of this agreement a client or customer in Hong Kong of any company in the PCCW Group.

PCCW

23.           Non-Solicitation of Employees

You hereby covenant and undertake that for a period of 12 months after termination of this agreement for whatever reason you will refrain whether on your own account or on the account of any future employer, partner or associate from directly or indirectly:-

(a)           engaging as an employee, agent, independent contractor, or otherwise any person who is an employee of any company in the PCCW Group at the time of termination of this agreement; and

(b)           inducing any such person to terminate his or her employment with any company in the PCCW Group whether or not such termination constitutes a breach of that person's employment contract or other contract.

24.            Restrictions Reasonable

If any of the restrictions contained in this agreement shall be adjudged by a Court of competent jurisdiction to be void as going beyond what is reasonable in all the circumstances for the protection of the legitimate interests of the PCCW Group and would be valid if part of the wording thereof were deleted, or the period (if any) thereof were reduced, the said restrictions shall apply with such modifications as may be necessary to make it valid and effective.

25.             Severability

If any provision of this agreement was held by any Court of competent jurisdiction to be invalid or unenforceable in whole or in part, the remaining provisions of this agreement shall continue in full force and effect.

26.             Garden Leave

During any period of notice, whether given by either party, PCCW has the right to require you to remain on paid leave ("garden leave") during which:-

(a)             PCCW will pay your full salary and benefits;

(b)             PCCW will have no obligation to provide you with any work;

(c)             you must not work for any person or any business other than companies in the PCCW Group; and

(d)             you will not be entitled to enter any premises of any company in the PCCW Group without prior express permission.

27.            Confidentiality

It is a condition of this contract of employment that you will keep confidential and not disclose, exploit or use neither for your own purpose nor for any purpose other than that of PCCW, directly or indirectly, during and subsequent to your employment with

PCCW

PCCW, any information in relation to the private affairs of PCCW or any of its subsidiaries, holding or associated companies obtained by virtue of this employment or during your work with PCCW or any of its subsidiaries, holding or associated companies. Any breach or failure to observe this condition will make you liable to immediate dismissal without compensation and PCCW reserves the right to take appropriate action.

28.            Confidential Information

You hereby covenant and undertake that for a period of [twelve] months after the termination of this agreement for whatever reason you will keep confidential the following confidential information:-

(a)            information (other than publicly available information) relating to the marketing and sale of residential units and car parks in the CyberPort;

(b)            information (other than publicly available information) relating to PCCW's Fixed Telecommunications Network Services Licence issued by the Office of the Telecommunications Authority of Hong Kong;

(c)            the PCCW Group's dealings with the Office of the Telecommunications Authority of Hong Kong; and

(d)            cost and pricing information relating to services provided by the PCCW Group.

29.            Governing Law

This contract shall be governed in accordance with the laws of the Hong Kong Special Administrative Region of the People's Republic of China.

Please signify your acceptance of this offer by signing and returning to me the attached duplicate.

PCCW

I have received a copy of this letter and have read and understood its contents. I accept that the contents of this letter and its attachments constitute my contract of employment. I also understand that any alterations shall be mutually agreed and will be notified to me personally.